FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of October, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date: December 2, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan Rigby
                                         --------------------------------------
                                     Name:  Jonathan Rigby
                                     Title: Director


Date: December 2, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Dean Godwin
                                         --------------------------------------
                                     Name:  Dean Godwin
                                     Title: Director


Date: December 2, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 October 2005 - 31 October 2005.

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                         312,829

Current Balance - Trust Mortgage Assets            (GBP)30,387,282,979

Current Balance - Trust Cash and other Assets       (GBP)2,007,530,233

Last Months Closing Trust Assets                   (GBP)34,118,588,012

Funding share                                      (GBP)16,829,481,215

Funding 2 share                                    (GBP)11,510,636,027

Funding and Funding 2 share                        (GBP)28,340,117,242

Funding and Funding 2 Share Percentage                   87.48%

Seller Share*                                      (GBP)4,054,695,969

Seller Share Percentage                                  12.52%

Minimum Seller Share (Amount)*                     (GBP)2,077,090,203

Minimum Seller Share (% of Total)                         6.41%

Excess Spread last quarter annualised (% of Total)        0.36%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                   Number     Principal (GBP)   Arrears (GBP)   By Principal(%)

> = 1 < 3 Months   5,252          531,689,057       4,509,073         1.75%

> = 3 < 6 Months   1,036          101,271,934       2,387,439         0.33%

> = 6 < 9 Months    209           20,844,909         829,737          0.07%

> = 9 < 12 Months   23            2,136,471          120,214          0.01%

> = 12 Months        3             306,796           21,794           0.00%

Total              6,523          656,249,167       7,868,257         2.16%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                       Number        Principal(GBP)    Arrears(GBP)

Total (since inception) 748           54,826,236        2,686,692
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                   265

Number Brought Forward                                     214

Repossessed (Current Month)                                 51

Sold (since inception)                                     483

Sold (current month)                                        47

Sale Price/Last Loan Valuation                            1.05

Average Time from Possession to Sale (days)                128

Average Arrears at Sale                                (GBP)3,377

Average Principal Loss (Since inception)*              (GBP)1,100

Average Principal Loss (current month)**               (GBP)1,446

MIG Claims Submitted                                         9

MIG Claims Outstanding                                       0

Average Time from Claim to Payment                         104
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                            Number          Principal (GBP)

Substituted this period                        0                (GBP)0

Substituted to date (since 26 March 2001)   702,608       (GBP)64,972,043,118
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                                  % of CPR

Current Month % of CPR - Removals*                                  57.50%

Previous Month % of CPR - Removals*                                 56.30%

Current Month % of CPR - Non-Removals**                             42.50%

Previous Month % of CPR - Non-Removals**                            43.70%
-------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                             Monthly             Annualised

Current Month CPR Rate - Total                 6.34%                54.40%

Previous Month CPR Rate - Total                5.25%                47.65%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        25.14

Weighted Average Remaining Term (by value) Years                    20.81

Average Loan Size                                              (GBP)97,137

Weighted Average LTV (by value)                                     75.63%

Weighted Average Indexed LTV (by value)                             67.83%

Non Verified (by value)                                             42.91%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             54.08%

Together (by balance)                                               21.11%

Capped (by balance)                                                  0.48%

Variable (by balance)                                               19.74%

Tracker (by balance)                                                 4.59%

Total                                                              100.00%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number         % of Total         Value (GBP)      % of Total

East Anglia        6,223            1.99%           612,782,668           2.02%

East Midlands     21,835            6.98%          1,926,670,360          6.34%

Greater London    37,914           12.12%          5,914,615,389         19.46%

North             31,673           10.12%          2,033,747,178          6.69%

North West        41,388           13.23%          3,284,576,578         10.81%

Scotland          42,314           13.53%          2,969,493,857          9.77%

South East        46,761           14.95%          6,137,627,976         20.20%

South West        20,369            6.51%          2,237,775,682          7.36%

Wales             12,626            4.04%          1,004,558,768          3.31%

West Midlands     20,557            6.57%          1,897,322,716          6.24%

Yorkshire         31,169            9.96%          2,368,111,808          7.79%

Total             312,829           100%          30,387,282,979           100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                   Number           Value (GBP)      % of Total

0% < 25%                           12,396           462,021,749           1.52%

> = 25% < 50%                      38,769          2,923,333,074          9.62%

> = 50% < 55%                      12,338          1,155,622,722          3.80%

> = 55% < 60%                      13,265          1,305,393,384          4.30%

> = 60% < 65%                      15,206          1,593,589,091          5.24%

> = 65% < 70%                      18,609          1,929,686,220          6.35%

> = 70% < 75%                      23,027          2,530,598,657          8.33%

> = 75% < 80%                      23,070          2,714,199,316          8.93%

> = 80% < 85%                      39,636          4,516,290,326         14.86%

> = 85% < 90%                      36,485          3,922,898,656         12.91%

> = 90% < 95%                      54,595          4,947,047,678         16.28%

> = 95% < 100%                     24,673          2,326,468,971          7.66%

> = 100%                             760             60,133,134           0.20%

Total                              312,829        30,387,282,979        100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                   Number           Value (GBP)      % of Total

Endowment                          18,842          1,433,598,162          4.72%

Interest Only                      62,510          9,168,872,433         30.17%

Pension Policy                       449            43,841,937            0.14%

Personal Equity Plan                 825            59,576,603            0.20%

Repayment                         230,203         19,681,393,843         64.77%

Total                              312,829        30,387,282,979        100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                   Number           Value (GBP)      % of Total

Full Time                          271,042        24,816,850,473         81.67%

Part Time                           4,079           278,287,110           0.92%

Retired                              459             16,428,892           0.05%

Self Employed                       34,272         5,130,578,160         16.88%

Other                               2,977           145,138,344           0.48%

Total                              312,829        30,387,282,979        100.00%
-------------------------------------------------------------------------------


----------------------------------------------------------------
NR Current Existing Borrowers' SVR                    6.59%

Effective Date of Change                        1 September 2005
----------------------------------------------------------------

Notes    Granite Mortgages 04-1 plc

-------------------------------------------------------------------------------
                   Outstanding         Rating         Reference Rate     Margin
                                  Moodys/S&P/Fitch

Series 1

A1                    $0              P-1/A-1+/F1+        N/A            -0.04%

A2               $450,000,000         Aaa/AAA/AAA        3.96%            0.07%

B                $52,000,000           Aa3/AA/AA         4.10%            0.21%

M                $72,000,000            A2/A/A           4.30%            0.41%

C                $108,000,000         Baa2/BBB/BBB       4.79%            0.90%

Series 2

A1              $1,185,000,000        Aaa/AAA/AAA        4.05%            0.16%

A2             (euro)900,000,000      Aaa/AAA/AAA        2.30%            0.16%

B              (euro)91,000,000        Aa3/AA/AA         2.48%            0.34%

M              (euro)45,000,000          A2/A/A          2.71%            0.57%

C              (euro)60,000,000      Baa2/BBB/BBB        3.21%            1.07%

Series 3

A              (GBP)600,000,000       Aaa/AAA/AAA        4.76%            0.16%

B               (GBP)23,000,000         Aa3/AA/AA        4.94%            0.34%

M               (GBP)10,000,000           A2/A/A         5.17%            0.57%

C               (GBP)20,000,000        Baa2/BBB/BBB      5.67%            1.07%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)          (GBP)194,305,490          8.01%

Class C Notes ((GBP) Equivalent)                (GBP)120,180,421          4.95%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)          (GBP)194,305,490          1.15%

Class C Notes ((GBP) Equivalent)                (GBP)120,180,421          0.71%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement (GBP)60,000,000           0.36%

Balance Brought Forward                         (GBP)60,000,000           0.36%

Drawings this Period                                 (GBP)0               0.00%

Excess Spread this Period                        (GBP)2,894,687           0.02%

Funding Reserve Fund Top-up this Period*        -(GBP)2,894,687          -0.02%

Current Balance                                 (GBP)60,000,000           0.36%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                        (GBP)113,010,972           0.67%

Funding Reserve %                                     1.0%                  NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.